UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-34084

POPULAR, INC. PUERTO RICO SAVINGS AND INVESTMENT PLAN

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

POPULAR, INC.

209 MUÑOZ RIVERA AVENUE

HATO REY, PUERTO RICO 00918

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. Puerto Rico Savings and Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

Popular, Inc. Puerto Rico Savings Plan and Investment Plan

Financial Statements and Supplemental Schedule

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Popular, Inc. Puerto Rico Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Popular, Inc. Puerto Rico Savings and Investment Plan (the “Plan”) at December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico

June 28, 2016

CERTIFIED PUBLIC ACCOUNTANTS

(OF PUERTO RICO)

License No. LLP-216 Expires Dec. 1, 2016

Stamp E233052 of the P.R. Society of

Certified Public Accountants has been

affixed to the file copy of this report

Popular, Inc. Puerto Rico Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets
Investments, at fair value (See Note 3):	$243,209,891	$249,808,349
Receivables
Employer contributions	219,535	125,287
Participant contributions	508,527	389,759
Notes receivables from participants	170,235	273,339
Dividends and interest	269,146	3,754
Receivable for investments sold	123,902	—

Total receivables	1,291,345	792,139

Total assets	244,501,236	250,600,488

Liabilities
Accrued expenses	$94,455	$15,450
Participant refundable contributions	—	157,149
Payable for investments purchased	114,699	—

Total liabilities	$209,154	$172,599

Net assets available for benefits	$244,292,082	$250,427,889

The accompanying notes are an integral part of these financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2015

Additions to assets available for benefits
Investment income (loss):
Net depreciation in fair value of investments (See Note 3)	$(20,862,934)
Interest and dividends	8,512,553

Total investment loss	(12,350,381)

Interest income on notes receivables from participants	5,962

Contributions
Employer	5,363,484
Participants	14,995,941
Rollovers from qualified plans	674,328

Total contributions	21,033,753

Total net additions	$8,689,334

Deductions from assets attributed to
Benefits and withdrawals paid to participants, including rollover distributions paid to participants	$14,684,336
Administrative expenses	140,805

Total deductions	$14,825,141

Net decrease	$(6,135,807)

Net assets available for benefits
Beginning of year	$250,427,889

End of year	$244,292,082

The accompanying notes are an integral part of these financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

1. Description of Plan

The following description of the Popular, Inc. Puerto Rico Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of its provisions.

Plan Description

The Plan is sponsored by Popular, Inc. (the “Corporation”). The Plan is a defined contribution plan covering substantially all employees of the Corporation and its affiliates (the “Companies”), who have one month of service, are at least eighteen years old and are residents of the Commonwealth of Puerto Rico. The Plan was established for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable income tax laws of the Commonwealth of Puerto Rico. The Plan provides the participants the ability to invest in mutual funds, interest bearing deposits, and common stock of the Corporation. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

At December 31, 2015, Plan participants could authorize the Corporation to make pre-tax deductions ranging from 1% to 70% and after-tax deductions ranging from 1% to 10% of their monthly compensation, as defined. At no time may participant’s pre-tax contributions exceed the legal limit established by Section 1081.01 (d)(7)(A) of the Internal Revenue Code for New Puerto Rico, Act No. 1 of January 31, 2011, as amended from time to time, (the “2011 PR Code”), ($15,000 for 2013 and later). Employees are automatically enrolled in the Plan at a pre-tax contribution rate of 4% and may change their contribution rate at any time. Also the Plan permits catch-up contributions that are before tax contributions made in excess of the deferral limit by a participant who has reached age 50, limited for the calendar year ended on December 31, 2015 and 2014 to $1,500.

Up to July 16, 2015, the Plan Sponsor contributed a matching percentage of 50% for each elective deferral contribution made by an employee up to 4% of annual compensation. On May 5, 2015, the Plan was amended to increase the employer’s matching contribution to 50% of the employee’s contribution up to 6% of total compensation, effective on July 17, 2015. The amendment to the plan also provided an automatic increase by 1% each plan year, in before tax contributions for participants deferring less than 6%, at the Plan Administrator’s discretion. Participants shall be given written notice of the automatic increase no less than 30 days or more than 90 days before the increase is to be effective. Participants, upon receipt of the notice of automatic increase, may elect to change their percentage of before-tax contributions to a different amount, including zero (0%), by the deadline established by the Plan Administrator to avoid the automatic increase. Matching contributions are invested pursuant to each participant’s investment directions.

In addition, the Corporation may make discretionary contributions to its own employees out of its net profits in such amounts as each subsidiary’s Board of Directors may determine. There were no profit sharing contributions for the year 2015.

Participant Accounts

Each participant account is credited with its contribution and allocation of: (a) its own Corporation matching and profit sharing contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Companies’ matching and discretionary profit sharing contributions plus actual earnings thereon is based on years of service since commencement of employment. These contributions and actual earnings thereon vest in accordance with the following schedule:

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

Years of Service	Vesting %
At least 1	20
At least 2	40
At least 3	60
At least 4	80
5 or more	100

Payment of Benefits and Withdrawals

Plan participants are permitted to make withdrawals from the Plan from after-tax contributions, subject to provisions in the Plan Document as amended. If a participant suffers financial hardship, as defined in the Plan Document, the participant may request a withdrawal from his/her pre-tax contributions. Upon termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum distribution in cash, recurring benefit payments, shares of Popular, Inc. common stock, if applicable, or a combination of elections. In the case of participant termination due to death, the entire vested amount is paid to the person or persons legally entitled thereto.

On August 15,2014 the Plan was amended to allow participants for withdrawal up to 50% of their vested account balance in the Plan to prepay income tax of 8% enacted by the Act 77-2014 on accrued benefits in the Plan.

Notes Receivable from Participants

The Plan does not allow participants to take loans from their accounts. However, during 2006 the Plan was amended to allow active participants to take a one-time loan from the Plan collateralized by their account balances for the payment of the 5% tax on their Savings Plan account balance and Banco Popular de Puerto Rico Retirement Plan accrued benefits as provided by Act 87 of May 13, 2006. Subsequent to December 31, 2006, the Plan does not allow participants to take loans.

Notes receivable from participants amounted to $170,235 and $273,339, at December 31, 2015 and 2014, respectively, which is the unpaid principal balance of the loans issued during 2006, plus any accrued but unpaid interest, at a rate of 5%.

Plan Expenses and Administration

The Plan is administered by the Popular, Inc. Benefits Committee which, in turn, may delegate certain administrative functions to other committees and/or officers of the Corporation. The named fiduciary of the Plan for purposes of investment-related matters is the Popular, Inc. Corporate Investment Committee. The total administrative expenses incurred by the Plan amounted to $140,805 for the year ended December 31, 2015.

The Plan’s Recordkeeper and Trustee is Banco Popular de Puerto Rico. Unless otherwise paid by the Corporation, expenses of the Plan are borne by the Plan.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts may first be used to pay administrative expenses, to reduce the earliest employer contributions made after the forfeitures are determined, or at the Corporation’s discretion, may be redistributed among participants after a five (5) year severance period. During the severance period, if the terminated participant is re-employed by the Corporation, the dollar value at the date of re-employment shall be restored to the participant’s account if the re-employed participant repays to the Plan an amount equal to the dollar value of his/her vested balance distributed upon termination.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

During 2015, the Plan used forfeitures of $61,800 to pay administrative expenses.

Forfeited non-vested accounts amounted to $117,960 and $85,010 at December 31, 2015 and 2014, respectively.

Non-Participant Directed Investments

At December 31, 2015, there were no non-participant directed investments in the Plan.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Plan in the preparation of the financial statements are summarized below:

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments are presented at fair value. Shares of registered investment companies are presented at published market prices which represent the net asset value of shares held by the Plan at the reporting date. Popular, Inc.’s common stock is presented at the market price. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recorded under the accrual basis and credited to each participant’s account, as defined by the Plan Document. Realized gains and losses from security transactions are reported on the average cost basis.

The Plan determines the fair values of its investments based on the fair value framework established in the Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) Subtopic 820-10, “Fair Value Measurements and Disclosures”, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined under ASC Subtopic 820-10 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standard describes three levels of inputs that may be used to measure fair value which are: (1) quoted market prices for identical assets or liabilities in active markets, (2) observable market-based inputs or unobservable inputs that are corroborated by market data, and (3) unobservable inputs that are not corroborated by market data. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Refer to Note 4 to these financial statements for the ASC Subtopic 820-10 disclosures required as of December 31, 2015 and 2014.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

Interest Bearing Deposits

Interest Bearing Deposits consist of all demand deposits and balances invested in short-term highly liquid investments available upon demand. Interest Bearing Deposits include revenue sharing dollars accumulated over the past years that the Corporation will use to allocate pro-rata among Plan’s participants on the last day of the Plan Year based on their year end funds account balance. Revenue sharing dollars accumulated as of December 31, 2015 and 2014 were $466,296 and $399,429, respectively.

Contributions

Employee and employer matching contributions are recorded on an accrual basis in the period in which the payroll is earned.

Discretionary contributions are recorded in the period in which they are earned by the participant as determined by the Corporation’s Board of Directors.

Rollovers Distributions

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury.

Rollovers Contributions

Rollovers Contributions to the Plan consist of monies received by a Participant from another plan qualified under PR Code.

Payment of Benefits

Benefits are recorded when paid.

Refundable Contributions

Refundable contributions totaled $157,149 at December 31, 2014, which was the result of a failed non-discrimination test pursuant to the Puerto Rico Department of Treasury’s Regulations.

Recently Issued Accounting Pronouncements

FASB Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement – (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent) (“ASU 2015-07”)

In May 2015, the FASB issued ASU 2015-07. The amendments in this update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.

The amendments in this update are effective for public entities for fiscal years beginning after December 31, 2015 and should be applied retrospectively for all periods presented. Early adoption is permitted.

Management is currently evaluating the impact of adopting the ASU on the Plan’s financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

FASB Accounting Standards Update (“ASU”) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully-Benefit Responsive Investment Contracts; (Part II) Plan Investment Disclosures; (Part III) Measurement Date Practical Expedient

In July 2015, the FASB issued ASU 2015-12. The amendments in Part I of this Update require responsive investment contracts be measured, presented, and disclosed only at contract value. Existing guidance requires fully benefit-responsive investment contracts to be measured at fair value for purposes of presentation and disclosure. This includes providing a reconciliation of contract value to fair value, when those measures differ, on the face of the plan financial statements. A plan will continue to provide disclosures that help users understand the nature and risks of fully benefit-responsive investment contracts. The amendments in Part II of this Update eliminate the requirements to disclose investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation for investments by general type. The net appreciation or depreciation in investments for the period will still be required to be presented in the aggregate, but will no longer be required to be disaggregated and disclosed by general type. The amendments in Part III of this update provide a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month.

The amendments of this Update are effective for fiscal years beginning after December 15, 2015. Earlier application is permitted.

Management is currently evaluating the impact on the Plan of adopting ASU No. 2015-12.

3. Plan Investments

The following table presents the Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits for either one of the following years at December 31:

	2015		2014
	# of shares	Value	# of shares	Value
Mutual funds
Principal Lifetime 2020 A	1,084,546	$14,001,493	967,577	$13,739,590
Lord Abbett Value Opportunities I	780,470	$14,227,971	707,910	$14,243,157
Manning & Napier Fund Pro Blend Extended Term Class S	3,067,309	$48,095,409	3,165,866	$53,249,866
Vanguard Institutional Index Instl	82,117	$15,324,714	73,516	$13,870,319
Common stock
Popular, Inc.	1,768,584	$50,121,586	1,820,318	$61,981,836
Other
BPPR Bank Deposit Open Account	21,591,512	$21,591,512	22,164,282	$22,164,282

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

During 2015, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Popular, Inc. common stock	$(9,445,802)
Mutual funds	(11,417,132)

$(20,862,934)

4. Fair Value Measurement

The Plan measures fair value as required by ASC Subtopic 820-10, “Fair Value Measurements and Disclosures” which provides a framework for measuring fair value under accounting principles generally accepted in the United States. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs and valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Plan’s estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets that the Plan has the ability to access at the measurement date. Valuation on these instruments does not necessitate a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

Level 2 – Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.

Level 3 – Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Plan’s own assumptions about assumptions that market participants would use in pricing the asset or liability.

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

Interest Bearing Deposits: The carrying amount of interest bearing deposits are reasonable estimates of the fair value due to its short term maturity. These interest bearing deposits are available upon demand, hence, classified as Level 1.

Equity Securities: Equity securities with quoted market prices obtained from an active exchange market are classified as Level 1.

Mutual Funds: Valued at the daily closing NAV price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. These securities are classified as Level 2. Investments in mutual funds generally may be redeemed daily.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s net assets at fair value as of December 31, 2015 and 2014.

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual Funds
Large US Equity	$—	$31,511,214	$—	$31,511,214
Small/Mid US Equity	—	17,117,158	—	17,117,158
Fixed Income	—	11,342,707	—	11,342,707
Balanced/Asset Allocation	—	104,773,672	—	104,773,672
International Equity	—	6,323,839	—	6,323,839

Total Mutual Funds	—	171,068,590	—	171,068,590

Interest Bearing Deposits	22,019,715	—	—	22,019,715

Popular, Inc. Common Stock	50,121,586	—	—	50,121,586

Total assets at fair value	$72,141,301	$171,068,590	$—	$243,209,891

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds
Large US Equity	$—	$27,805,624	$—	$27,805,624
Small/Mid US Equity	—	16,684,560	—	16,684,560
Fixed Income	—	10,354,605	—	10,354,605
Balanced/Asset Allocation	—	104,345,498	—	104,345,498
International Equity	—	5,808,286	—	5,808,286

Total Mutual Funds	—	164,998,573	—	164,998,573

Interest Bearing Deposits	22,827,940	—	—	22,827,940

Popular, Inc. Common Stock	61,981,836	—	—	61,981,836

Total assets at fair value	$84,809,776	$164,998,573	$—	$249,808,349

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

There were no transfers in and/or out of Level 1, 2 or 3 for financial instruments measured at fair value on a recurring basis during the years ended December 31, 2015 and 2014. If the Plan were to recognize transfers, it would do so at the end of the reporting period.

5. Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the interest of each participant in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

6. Tax Status

The Plan is designed and intended to be qualified under Section 1165 of the Puerto Rico Internal Revenue Code of 1994, as amended (the (“1994 PR Code”), and the 2011 PR Code. On April 16, 2010 the Plan received a favorable determination letter from the Puerto Rico Treasury Department (the “PR Treasury”) as to its qualified status under the 1994 PR Code.

During 2014, the Plan filed for a favorable determination letter with the PR Treasury under the 2011 PR Code. No events have occurred with respect to the Plan or the associated Trust that, in substantial likelihood, would result in the Plan being disqualified by the PR Treasury. The Trust associated with the Plan is intended to be exempt from Puerto Rico income taxation pursuant to the provisions of Section 1165(a) of the 1994 PR Code and Section 1081.01(a) of the 2011 PR Code. Pursuant to Section 1022(i)(1) of ERISA, the Plan’s Trust is considered as an organization described in Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”) and exempt under Section 501(a) of the U.S. Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. The plan administrator believes there are no tax positions and has concluded that as of December 31, 2015 and 2014 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. At December 31, 2015, the years 2011 and thereafter remains subject to examination; however, there are currently no audits for any tax periods in progress.

7. Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

8 . Related Party Transactions

At December 31, 2015 and 2014, the Plan held 1,768,584 and 1,820,318 common stock shares of Popular, Inc., with a quoted market value of $50,121,586 and $61,981,836, respectively. During the year ended December 31, 2015, the Plan purchased or acquired through rollovers 153,845 common shares of Popular, Inc., with an acquisition price of $4,774,484 and completed sales and distributions of 212,589 shares which had a carrying value of $7,720,950, resulting in a realized loss of $330,778. These transactions are permitted party-in-interest transactions under provisions of ERISA and the regulations promulgated thereunder.

During 2015, Popular, Inc. reinstated the quarterly cash dividend on its outstanding common stock. Cash dividends of $0.15 per share were declared during the third and fourth quarters of 2015. The accompanying Statements of Net Assets Available for Benefits, includes accrued dividend income of $265,252, related to the dividends declared during the fourth quarter, which were paid in January 2016.

As of December 31, 2015 and 2014, the Plan held a bank deposit open account with Banco Popular de Puerto Rico of $21,591,512 and $22,164,282, respectively. As of December 31, 2015 and 2014, the Plan held a time deposit open account with Banco Popular de Puerto Rico of $428,203 and $663,658, respectively. These transactions qualify as party-in-interest transactions permitted under provisions of ERISA.

At December 31, 2015 and 2014, notes receivable from participants amounted to $170,235 and $273,339, respectively. For the year ended December 31, 2015 interest income related to notes receivable from participants amounted to $5,962. These transactions qualify as party-in-interest transactions permitted under provisions of ERISA.

Banco Popular de Puerto Rico provides services as Trustee and Recordkeeper for the Plan, which for the year ended December 31, 2015 amounted to $298,687, and were borne by the Plan sponsor.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to Form 5500:

	2015	2014
Net assets available for benefits per the financial statements	$244,292,082	$250,427,889
Less: Amounts allocated to withdrawing participants	(33,316)	(294,182)

Net assets available for benefits per the Form 5500	$244,258,766	$250,133,707

The following is a reconciliation of benefits paid to participants per the financial statements for the period ended December 31, 2015 to Form 5500:

Benefits paid to participants per the financial statements	$14,684,336
Add: Amounts allocated to withdrawing participants at December 31, 2015	33,316
Less: Amounts allocated to withdrawing participants at December 31, 2014	294,182

Benefits paid to participants per Form 5500	$14,423,470

10. Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued.

Popular, Inc. Puerto Rico Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2015

Supplemental Schedule

(a) (b) Identity of Issue, Borrower, Lessor, or Similar Party		(c) Description of Investment	(d) Cost	(e) Current Value
	American Funds Amcap R5	Mutual Fund 244,903 shares	**	$6,423,801
	Franklin Us Government Secs Adv	Mutual Fund 343,760 shares	**	2,189,750
	Goldman Sachs S/C Value-A	Mutual Fund 61,801 shares	**	2,889,187
	Legg Mason Global Op Bd-A	Mutual Fund 14,470 shares	**	142,238
	Lord Abbett Value Opportunities I	Mutual Fund 780,470 shares	**	14,227,971
	Manning & Napier Fund Pro Blend Extended Term Class S	Mutual Fund 3,067,309 shares	**	48,095,409
	Metropolitan West Fds	Mutual Fund 848,467 shares	**	9,010,719
	Mfs Research International A	Mutual Fund 403,563 shares	**	6,323,839
	Mfs Value R4	Mutual Fund 297,734 shares	**	9,762,699
	Principal Inv Lifetime 2060 A-R4	Mutual Fund 53,832 shares	**	623,378
	Principal Lifetime 2010 A	Mutual Fund 547,525 shares	**	6,975,478
	Principal Lifetime 2020 A	Mutual Fund 1,084,546 shares	**	14,001,493
	Principal Lifetime 2030 A	Mutual Fund 873,325 shares	**	11,353,221
	Principal Lifetime 2040 A	Mutual Fund 716,529 shares	**	9,687,468
	Principal Lifetime 2050 A	Mutual Fund 691,721 shares	**	9,317,480
	Principal Lifetime Strategic Inc A	Mutual Fund 399,679 shares	**	4,719,745
	Vanguard Institutional Index Instl	Mutual Fund 82,117 shares	**	15,324,714

	Total Mutual Funds		**	171,068,590
*	BPPR Bank Deposit Open Account	Open Deposit Account	**	21,591,512
*	BPPR Time Deposit Open Account	Open Deposit Account	**	428,203

	Total Interest Bearing Deposits			22,019,715
*	Popular, Inc.	Common Stock 1,768,584 shares	**	50,121,586

*	Participant loans	Participant loans with maturities of 12/31/2016 and interest rate of 5%	**	170,235

				$243,380,126

*	Party in-interest
**	Cost is not required to be presented for participant directed investments

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. PUERTO RICO SAVINGS &
INVESTMENT PLAN
(Registrant)

Date: June 28, 2016	By:	/s/ Eduardo J. Negrón
Eduardo J. Negrón Chairperson Popular, Inc. Benefits Committee (Plan Administrator)